UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

(Commission File No. 1-14728)

Lan Airlines S.A.

(Translation of registrant's name in English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annualreports under cover of Form 20-F or Form 40-F.

Form 20-F X           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __              No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RELEVANT FACT

Santiago, March 6, 2007

Sirs

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins N° 1449, piso 12

Present

To whom it may concern:

In compliance with current regulations, I inform you of the relevant fact that, during the Extraordinary Board of Directors Meeting held on March 6, 2007, the Board of LAN Airlines S.A. agreed to summon an Ordinary Shareholders’ Meeting on April 5, 2006, at 11:00 a.m., to address the following matters:

a)	Approval of the Annual Report, Balance of Payments and Financial Statements of the Company for the year ended December 31, 2006;
b)

Approval of the distribution of a dividend for the fiscal year 2006, adding to the sum the provisionary dividends of US$ 0.15071 and US$ 0.21256 per share, payed during the months of August 2006 and January 2007, respectively. The dividend agreed upon shall be paid starting April 25, 2007;

c)	Agreement on the renumerations of the Board for the year 2007;
d)	Agreement on the renumerations of the Directors’ Committee and determination of its budget for the year 2007;
e)	Designation of the External Auditors; Designation of the Risk Classifiers; Accounts of the topics referred to in art. 44 of Law N° 18.046 of Public Limited Companies;
f)	Information regarding the cost of processing, printing and distributing the information referred to in Circular N°1494 of the Superintendence of Securities and Insurance; and
g)	Other known matters of interest to the Ordinary Shareholders Meeting.

Sincerely,

/s/ Alejandro de la Fuente G.

Alejandro de la Fuente G.

Vice President of Finances

Lan Airlines S.A.

cc.	Bolsa de Comercio de Santiago Bolsa de Corredores de Valparaíso Bolsa Electrónica de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer